Exhibit 99.3

Ascendis Pharma A/S Reports Second Quarter 2018 Financial Results

- Continued advancement of endocrinology rare disease pipeline, paving way for application of

TransCon™ technology in a new therapeutic area -

- Conference Call Today at 4:30 p.m. Eastern Time -

COPENHAGEN, Denmark, August 29, 2018/ Globe Newswire/ – Ascendis Pharma A/S (Nasdaq: ASND), a biopharmaceutical company that utilizes its innovative TransCon technology to address significant unmet medical needs, today announced financial results for the quarter ended June 30, 2018.

“We continue to execute on our strategic goals, advancing towards our vision to build a fully integrated biopharma company,” said Jan Mikkelsen, Ascendis Pharma’s President and Chief Executive Officer. “We intend to provide sustainable growth from multiple sources, both from our three independent rare disease endocrinology product opportunities, and by applying our TransCon technology platform in new therapeutic areas. Our proprietary platform technologies and our mindset for innovation are the foundations of this ability to develop differentiated products that address major unmet medical needs.”

Recent Corporate Highlights

•

Continued execution of the TransCon Growth Hormone (hGH) phase 3 program, with the observed aggregate data from the heiGHt Trial continuing to demonstrate a safety profile consistent with the published safety profile of the active comparator, Genotropin. TransCon hGH is in development as a once-weekly therapy for pediatric growth hormone deficiency.

•	Completing enrollment in the fliGHt (switch) Trial, which evaluates TransCon hGH in 150 subjects who have previously been treated with daily growth hormone.

•

Provided development update on TransCon PTH, a long-acting prodrug of parathyroid hormone. Following ongoing review of the global regulatory and commercial landscape, the company plans to conduct a phase 2 trial to provide experience with dosing regimens of TransCon PTH, and with titration of standard of care, and to conduct a global phase 3 pivotal trial.

•	Continued execution, as planned, of the ongoing phase 1 trial for TransCon CNP, a long-acting prodrug of C-type natriuretic peptide.

•

Granted Orphan Drug Designation (ODD) by the U.S. Food and Drug Administration for TransCon PTH. ODD is provided to drugs that are intended for the safe and effective treatment, diagnosis, or prevention of rare diseases or disorders that affect fewer than 200,000 people in the United States.

•	Presented research posters on TransCon PTH and the TransCon technology at the European Congress of Endocrinology in May and the annual Controlled Release Society meeting, respectively.

•	Ended the quarter with cash and cash equivalents of €352.6 million.

Second Quarter 2018 Financial Results

For the second quarter, Ascendis Pharma reported a net loss of €22.8 million, or €0.55 per share (basic and diluted) compared to a net loss of €30.7 million, or €0.94 per share (basic and diluted) for the same period in 2017.

Research and development (R&D) costs for the second quarter were €40.2 million compared to €21.9 million in the same quarter of 2017. Increased R&D costs in the 2018 quarter reflect costs for preparation of the manufacturing of validation batches for TransCon Growth Hormone, and increasing costs of the ongoing clinical trials for this product candidate, as well the ongoing project costs for TransCon PTH and TransCon CNP.

General and administrative expenses for the second quarter of 2018 were €5.2 million compared to €3.2 million in the same quarter of 2017. The increase is primarily due to an increase in personnel costs.

As of June 30, 2018, the company had cash and cash equivalents of €352.6 million compared to €348.4 million as of March 31, 2018. As of June 30, 2018, Ascendis had 41,841,590 ordinary shares outstanding.

Conference Call and Webcast information

Ascendis Pharma will host a conference call and webcast today at 4:30 p.m. Eastern Time (ET) to discuss its second quarter 2018 financial results. Details include:

Date	Wednesday, August 29, 2018
Time	4:30 p.m. ET
Dial In (U.S.)	844-290-3904
Dial In (International)	574-990-1036
Access Code	4777928

A live audio webcast of the event will be available in the Investors and News section of the Ascendis Pharma website at www.ascendispharma.com. A webcast replay will also be available on this website shortly after conclusion of the event for 30 days.

About Ascendis Pharma A/S

Ascendis Pharma is applying its innovative platform technology to build a leading, fully integrated biopharma company focused on making a meaningful difference in patients’ lives. Guided by its core values of patients, science and passion, the company utilizes its TransCon™ technology to create new and potentially best-in-class therapies.

Ascendis Pharma currently has a pipeline of three wholly-owned, independent rare disease endocrinology product candidates in clinical development. Additionally, Ascendis Pharma has multi-product collaborations with Sanofi in diabetes and Genentech in the field of ophthalmology and continues to expand into additional therapeutic areas for both internal and external development.

Ascendis is headquartered in Copenhagen, Denmark, with offices in Heidelberg, Germany and Palo Alto, California.

For more information, please visit www.ascendispharma.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to (i) our development plan for TransCon PTH, (ii) our ability to apply our platform technology to build a leading, fully integrated biopharma company, (iii) our expectations regarding our ability to create potentially best-in-class therapies and (iv) our product pipeline. We may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that we make, including the following: unforeseen safety or efficacy results in our TransCon hGH, TransCon PTH and TransCon CNP or other development programs; unforeseen expenses related to the development of TransCon hGH, TransCon PTH and TransCon CNP or other development programs, general and administrative expenses, other research and development expenses and our business generally; delays in the development of TransCon hGH, TransCon PTH and TransCon CNP or other development programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; dependence on third party manufacturers to supply study drug for planned clinical studies; and our ability to obtain additional funding, if needed, to support our business activities. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to our business in general, see our current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F for the year ended December 31, 2017, which we filed with the SEC on March 28, 2018. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments we may enter into or make. We do not assume any obligation to update any forward-looking statements, except as required by law.

Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo and TransCon are trademarks owned by the Ascendis Pharma group.© August 2018 Ascendis Pharma A/S.

FINANCIAL TABLES TO FOLLOW

Ascendis Pharma A/S

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (loss)

(In EUR’000s, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Revenue	18	444	46	816
Research and development costs	(40,235)	(21,880)	(70,775)	(42,488)
General and administrative expenses	(5,226)	(3,231)	(9,888)	(6,556)

Operating profit / (loss)	(45,443)	(24,667)	(80,617)	(48,228)
Finance income	22,573	158	16,270	288
Finance expenses	(6)	(6,234)	(11)	(7,956)

Profit / (loss) before tax	(22,876)	(30,743)	(64,358)	(55,896)
Tax on profit / (loss) for the period	99	37	206	51

Net profit / (loss) for the period	(22,777)	(30,706)	(64,152)	(55,845)

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	2	42	(7)	46

Other comprehensive income / (loss) for the period, net of tax	2	42	(7)	46

Total comprehensive income / (loss) for the period, net of tax	(22,775)	(30,664)	(64,159)	(55,799)

Profit / (loss) for the period attributable to owners of the Company	(22,777)	(30,706)	(64,152)	(55,845)
Total comprehensive income / (loss) for the period attributable to owners of the Company	(22,775)	(30,664)	(64,159)	(55,799)

	EUR	EUR	EUR	EUR
Basic and diluted earnings / (loss) per share	(0.55)	(0.94)	(1.60)	(1.72)
Number of shares used for calculation (basic and diluted)	41,650,907	32,502,555	40,182,701	32,465,935

Ascendis Pharma A/S

Unaudited Condensed Consolidated Interim Statements of Financial Position

(In EUR’000s)

	June 30, 2018	December 31, 2017
Assets
Non-current assets
Intangible assets	3,495	3,495
Property, plant and equipment	2,597	2,557
Deposits	1,115	293

	7,207	6,345
Current assets
Trade receivables	17	188
Other receivables	1,826	1,410
Prepayments	5,934	6,907
Income taxes receivable	1,279	778
Cash and cash equivalents	352,601	195,351

	361,657	204,634

Total assets	368,864	210,979

Equity and liabilities
Equity
Share capital	5,619	4,967
Distributable equity	326,606	182,244

Total equity	332,225	187,211

Current liabilities
Trade payables and other payables	36,614	23,768
Income taxes payable	25	—

Total liabilities	36,639	23,768

Total equity and liabilities	368,864	210,979

Internal contact:	Media contact:	Investor contact:
Scott T. Smith	Ami Knoefler	Patti Bank
Chief Financial Officer	Head of Global Communications	Westwicke Partners
(650) 352-8389	(650) 739-9952	(415) 513-1284
ir@ascendispharma.com	ack@ascendispharma.com	patti.bank@westwicke.com

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